UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Centre Lane Investment Corp.

Address of Principal Business Office:	One Grand Central Place
60 E. 42nd Street, Suite 1400
New York, New York 10165

Telephone Number:	(646) 843-0710

Name and Address of Agent For Service of Process:	Jay Schiff
President
One Grand Central Place
60 E. 42nd Street, Suite 1400
New York, New York 10165

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 18th day of March, 2011.

CENTRE LANE INVESTMENT CORP.

By:	/s/ Jay Schiff
	Name:	Jay Schiff
	Title:	President

Attest:	/s/ Louis Crasto
	Name:	Louis Crasto
	Title:	Chief Financial Officer